JOINT FIDELITY BOND AGREEMENT

AGREEMENT made effective this 15th day of June, 2026 by and among each of the investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”), listed on Schedule A (each a “Registrant” and collectively, the “Registrants”).

WHEREAS, the Registrants acknowledge and agree that one or more additional Registrants may be added to Schedule A from time to time, and any such additional Registrant will become a party to this Agreement effective as of the date specified for such Registrant on Schedule A (the “Schedule A Effective Date”); the addition of a Registrant will be effected by updating Schedule A, and except for the addition of such Registrant reflected on Schedule A, no other terms of this Agreement are amended or modified thereby; and for the avoidance of doubt, from and after its Schedule A Effective Date, each added Registrant will be bound by, and entitled to the benefits of, this Agreement, and will have no rights or obligations under this Agreement prior to its Schedule A Effective Date;

WHEREAS, each Registrant is a management investment company registered under the 1940 Act; and

WHEREAS, pursuant to the requirements of Rule 17g-1 under the 1940 Act, each Registrant is required to maintain a fidelity bond against larceny and embezzlement covering certain of its officers and employees; and

WHEREAS, Rule 17g-1 provides that a registered management investment company may obtain a joint insured bond covering itself and other persons, as specified in Rule 17g-1(b) under the 1940 Act, including other registered investment companies that are managed and/or whose shares are distributed by the same entities (or affiliates of such entities); and

WHEREAS, each Registrant is managed by J.P. Morgan Investment Management Inc.; and

WHEREAS, the Registrants have entered into a Registered Management Investment Company Fidelity Bond issued by Federal Insurance Company (Chubb) (the “Bond”); and

WHEREAS, the Registrants desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time; and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that one or more Registrants suffer loss and consequently are entitled to recover under the Bond;

NOW THEREFORE, it is hereby agreed among the parties hereto as follows:

1. Amount of Coverage Maintained. The amount of fidelity bond coverage under the Bond shall at all times be at least equal in amount to the total amount of coverage which each Registrant would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 under the 1940 Act had each Registrant not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Trustees or Directors of the Registrant, including a majority of those Trustees or Directors who are not “interested persons” of the Registrant as defined by Section 2(a)(19) of the 1940 Act.

2. Allocation of Recovery. In the event recovery is received under the Bond as a result of a loss sustained by more than one of the Registrants, each such Registrant shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which that Registrant would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3. Allocation of Premiums. No premium shall be paid by a Registrant under the Bond unless that Registrant’s Board of Trustees or Directors, as applicable, including a majority of those Trustees or Directors, as applicable, who are not “interested persons” of the Registrant as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by that Registrant. The premium payable on the Bond shall be allocated among the Registrants as determined by the Registrants’ Boards of Trustees or Directors, as applicable.

4. Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

5. Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.

6. Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and behalf by its authorized representative effective as of the day and year first above written.

By:	/s/ Henry F. Pickell
Name:	Henry F. Pickell

Authorized Representative of the Registrants in Schedule A

Schedule A

JPMorgan Private Markets Fund (effective June 15, 2026)

JPMorgan Credit Markets Fund (effective June 15, 2026)

JPMorgan Public and Private Income Fund (effective June 15, 2026)

JPMorgan Real Assets Dedicated Fund (effective July 21, 2026)